Mail Stop 3561
                                                           August 29, 2018

Qi Chen
Chief Executive Officer
Meili Inc.
Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road
Xihu District, Hangzhou, 310012
People's Republic of China

       Re:    Meili Inc.
              Draft Registration Statement on Form F-1
              Submitted August 1, 2018
              CIK No. 0001743971

Dear Mr. Chen:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Qi Chen
Meili Inc.
August 29, 2018
Page 2

Prospectus Summary, page 1

2. Please revise to clarify whether you commissioned the April 2018 survey conducted by iResearch that you first reference on page 3, and supplementally provide us with that survey.

3. Please include in this section a statement concerning the enforceability of civil liabilities against foreign persons.

Our Challenges, page 3

4. Please add a brief description of any risks involved with investing in your ADSs.

Corporate History and Structure, page 4

5. Since investors will be investing in a holding company that does not directly own its operations in China, please make this fact clear in your prospectus summary. It must be clear that the business you are describing is not the registrant's business but is the business of your variable interest entities. Please also disclose in this section the fact that the shareholders of your VIEs may have interests that conflict with you, as you state on page 36.

6. Please briefly disclose the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIEs are distributable as cash dividends to you. We note the related disclosure on pages 37, 88 and 117.

Corporate Information, page 6

7. Please clarify the status of your main website, as the address listed in this section appears to not be operational.

Conventions that Apply to this Prospectus, page 6

8. We note your definition of GMV on page 6. Please tell us your consideration of expanding your definition to address your inclusion or exclusion of discounts, returns, and shipping fees.

9. Your definition of the term "mobile MAUs" on page 7 clarifies that, "[i]f a mobile device accesses two different mobile apps or two different Mini Programs of ours over the course of a calendar month, it would, under this methodology, be counted as two mobile MAUs." Please revise your definition of "active buyers" on page 6 to
 Qi Chen
Meili Inc.
August 29, 2018
Page 3

        clarify whether you use this same methodology for your calculation of that metric, and make similar clarifications where you discuss "average user time" on pages 2 and
        95.

Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult . . . , page 15

10. You state here that you "have a limited operating history across some of [y]our business lines." Please revise to identify the business lines to which this disclosure refers.

If we fail to obtain and maintain the licenses . . . , page 21

11.     Please define the term "EDI license," upon first use.

Our business and operating results may be harmed by service disruptions . . . , page 23

12. You state here that your "technology, system, [and] networks . . . have been subject to
        . . . cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches . . . ." Please revise to discuss here any material cybersecurity
        attacks or breaches you have experienced, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere as appropriate.
        Alternatively, please confirm to us that you have not experienced any material cybersecurity attacks or breaches.

We rely on third-party payment service providers . . . ., page 27

13. Please revise your Business section to provide additional disclosure about the third-
        party online payment service providers with which you cooperate, including whether you are dependent upon any particular provider or providers for such services. Refer to Item 4.a of Form F-1 and Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any cooperation agreements with these providers.
 Qi Chen
Meili Inc.
August 29, 2018
Page 4

Risks Related to Our ADSs and This Offering

We will incur increased costs ..., page 52

14. Please revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

Capitalization, page 58

15. Please tell us your consideration of either revising the pro forma as adjusted capitalization table to reflect the conversion of the 157,047,506 Series C-3 Preferred
       Shares issued in July 2018 and the exercise of 87,990,491 stock options in June 2018 or adding a footnote to the table that explains any material subsequent events that are not reflected in the actual, pro forma or pro forma as adjusted capitalization tables, such as the conversion of the 157,047,506 Series C-3 Preferred Shares issued in July
       2018 and the exercise of 87,990,491 stock options in June 2018.

Management's Discussion & Analysis

Key Factors Affecting Our Results of Operations, page 74

16. In your disclosure on page 73, you identify "[y]our ability to expand [y]our user base, in particular [y]our active buyers, and strengthen [y]our user engagement" as a factor that directly affects your results of operations. You also include metrics such as
       "active buyers" and "mobile MAUs" in various locations throughout your prospectus.
       Please expand your MD&A disclosure to present these metrics and discuss any material trends in these and any other important metrics you use to track user, buyer, and merchant acquisition, engagement, and retention. Refer to Item 4.a of Form F-1 and Item 5.D of Form 20-F. For guidance, refer to Section III.B of SEC Release 33-
       8350.

Key Components of Results of Operations

Revenues, page 75

17. Please revise your discussion of commission revenues to include the range of commission percentages that you may charge. Please refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F.
 Qi Chen
Meili Inc.
August 29, 2018
Page 5

Results of Operations

Year ended March 31, 2018 compared to year ended March 31, 2017, page 79

18. We note the 12.3% decrease in revenues in the year ended March 31, 2018, which was due to a 35.6% decrease in marketing service revenues, partially offset by increases in commission revenues and other revenues. Please disclose whether and to what extent you expect these trends to be indicative of future operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K and related Instructions.

19. Based on your disclosures in note 1(c) to the financial statements, we note that revenues of consolidated VIEs decreased significantly during the year ended March
       31, 2018 relative to the year ended March 31, 2017. Please tell us your consideration of explaining this change and similar to the preceding comment, whether and to what extent you expect this trend to be indicative of future operating results.

Costs and expenses, page 80

20. Throughout your discussion of costs and expenses you often identify more than one factor underlying the changes in your results without quantifying the impact of each factor. Please quantify, to the extent practical, the impact of each material factor identified. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960.

Liquidity and Capital Resources, page 82

21. We note you disclose that 46% of your cash and cash equivalents were held in China and denominated in the Renminbi. Please expand your disclosure to include material amounts of cash and cash equivalents and short-term investments disaggregated by currency denomination in each jurisdiction in which your affiliated entities are domiciled.

Critical Accounting Policies, page 84

22. Given the significance of goodwill in your domestic business reporting unit and the qualitative considerations that the Group has suffered from accumulated losses and operating cash flow deficits, please tell us your consideration of providing critical accounting policy disclosure related to goodwill impairment testing with the objective of ensuring that investors are provided with information that allows for an assessment of the probability of a future material impairment charge. In particular, it appears the following disclosures might be warranted:
 Qi Chen
Meili Inc.
August 29, 2018
Page 6

       a. The percentage by which fair value exceeded carrying value as of the date of the most recent test;
       b.     The amount of goodwill allocated to the reporting unit;
       c. A description of the methods and key assumptions used and how the key assumptions were determined;
       d. A discussion of the degree of uncertainty associated with the key assumptions.
              The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
       e. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Business

How is Meili Different?

Unique content-driven approach to online shopping, page 96

23. You state here that the "combination of content with readily available products is highly effective in driving transactions." You also state on page 99 that "[y]our live video broadcast function has . . . proven to be an effective means of promoting products to [y]our key user demographics," and that you "have established a proven approach to producing popular, original, short-form videos." You further state on page 100 that you have "a proven track record of launching simple and fun social features and other marketing campaigns that have developed into viral internet memes," and you characterize your professionally produced content as "highly popular" on page 102. Please revise to substantiate these claims or to clarify that they represent management's belief.

Our Online Platform, page 97

24. Please revise to quantify, if material, the degree to which "[a]n increasing number of
       [y]our users have been accessing [y]our mobile platform through Mini Programs," as you state on page 98.

Our Users

Fashion Influencers, page 98

25. We note your disclosure here that your fashion influencers directly earn commissions from your merchants and brand partners. We also note your discussion of "cooperative agreements" with opinion leaders in this section, as well as your earlier
 Qi Chen
Meili Inc.
August 29, 2018
Page 7

       reference to "cooperative relationships" with content creators in the risk factor disclosure on page 18. Please revise the disclosure in this section to clarify whether you also pay opinion leaders and content creators pursuant to your cooperative arrangements with them.

Integration with Social Network Platforms, page 100

26. You state here that your platform is "seamlessly integrated with the functions of major social network platforms in China in order to enable [y]our users to make purchases as part of their social activities." Please revise to quantify here the proportion of your buyer traffic that you source from social networks generally and from Weixin, specifically. Please provide similar disclosure in the risk factor discussing your use of social networks on page 20. Please also explain in greater detail the "mini-programs" within Weixin to which you refer throughout the prospectus and tell us whether the manner in which a buyer accesses your platform affects the way in which you derive revenues.

Intellectual Property, page 105

27. We note your disclosure here that you own one registered patent. Please revise to specify the nature and duration of this patent and to describe the extent to which your business depends on it, or confirm to us that the patent is not material to your business. Refer to Item 4.a of Form F-1 and Item 4.B.6 of Form 20-F.

Related Party Transactions

Business Cooperation Agreement and Transactions with Tencent, page 133

28. Please expand the disclosure here to specify the material terms of your strategic cooperation framework agreement with Tencent. Refer to Item 4.a of Form F-1 and
       Item 7.B. of Form 20-F. Please also revise your disclosure throughout the prospectus, including the prospectus summary, to more clearly disclose your relationship with
       Tencent and the extent to which you are dependent upon Tencent platforms to conduct your business, or tell us why you do not believe such disclosure is required.
       In this regard, we note that you derive user traffic from Weixin, Weixin Pay, and QQ
       Wallet, that you utilize Tencent's payment platform to settle transactions on your website, and that you rely on Tencent Cloud to store your data.
 Qi Chen
Meili Inc.
August 29, 2018
Page 8

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 153

29. We note your disclosures on page 154 that each party to the deposit agreement
       "irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or [y]our company related to [y]our shares, the ADSs or the deposit agreement," and on page
       156 indicating that shareholders may be subject to arbitration on all matters related to the deposit agreement. Please revise to clarify whether these provisions apply to claims made under the federal securities laws.

Index to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2 Summary of Significant Accounting Policies

(gg) Segment reporting, page F-23

30. Please tell us your consideration of whether the terminated operations of the cross-
       border business reporting unit should be classified as discontinued operations pursuant to ASC 205-20.

(hh) Recent accounting pronouncements, page F-23

31. We note your disclosure that you will adopt the guidance in ASU 2016-01 in the year ended March 31, 2021 and interim periods in the year ended March 31, 2022. We would expect your adoption date, using the emerging growth company accommodation, to be the same as the required adoption date for non-public entities
       and this does not appear to be the case. Please revise or otherwise advise.

11 Investments, page F-33

Equity Method Investment, page F-34

32. Please tell us in more detail the basis in GAAP for the recognition of a RMB158,627 gain on the contribution of an assembled workforce in exchange for the equity interest in JM Weshop. In determining the proper accounting, please tell us how you considered the substantial continuing involvement in the transferred assets and that the usual risks and rewards of ownership of the assets hadn't been fully Qi Chen
Meili Inc.
August 29, 2018
Page 9

       transferred. Tell us any alternative accounting guidance that was considered along with the reasons these alternatives were deemed not applicable. In responding to the comment, please be sure to address your consideration of deferring all or part of the gain. Please also provide support for your determination that the assembled workforce that was transferred constitutes a business.

17 Ordinary Shares

Class C Ordinary Shares, page F-43

33. We note your discussion here regarding Class C Ordinary Shares which entitle their beneficial owner to thirty votes for each Class C Ordinary Share. We also note that any ordinary shares beneficially owned by Chen Qi will be automatically converted into Class C Ordinary Shares on a 1:1 basis upon commencement of such beneficial ownership, and that any Class C Ordinary Shares shall be automatically converted into Class A Ordinary Shares once Mr. Qi ceases to beneficially own those shares.
       Please provide disclosure discussing the disparate voting power and influence held by
       Mr. Qi through his beneficial ownership of Class C Ordinary Shares and their automatic conversion terms in your prospectus summary and description of share capital, and also revise your prospectus cover page, selling shareholder table and the risk factor on page 47 regarding disparate voting rights, accordingly.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3571 or Robyn
Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special
Counsel, at (202) 551-3421, Jennifer L pez, Staff Attorney, at 202-551-3792 or me at (202)
551-3720 with any other questions.


                                                            Sincerely,

                                                            /s/ Jennifer L pez
for

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products